Exhibit 99.6

Company United Utilities PLC
TIDM UU.
Headline Listing Particulars
Released 08:56 21 Nov 2003
Number 3361S

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:
21 November 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:
US$250,000,000 4.55% Notes due 2018

ISSUER:
United Utilities Plc

INCORPORATED IN:
United Kingdom

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

United Utilities Plc
Dawson House
Great Sankey
Warrington WA5 3LW
Deutsche Bank AG
Winchester House
1 Great Winchester Street
London
EC2N 2DB

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority,
25 The North Colonnade, London E14 5HS.

END